Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES THE ADDITION OF A
 PREMIUM DIVIDEND™ COMPONENT TO ITS EXISTING DIVIDEND REINVESTMENT
 AND OPTIONAL COMMON SHARE PURCHASE PLAN

(Calgary January 3, 2012) /Marketwire/ - Pengrowth Energy Corporation (Pengrowth) today announced that it has added a Premium Dividend™ component to its existing Dividend Reinvestment and Optional Common Share Purchase Plan (the Plan) and has amended some of the other terms of the Plan. The amended plan is called the Premium Dividend™, Dividend Reinvestment and Optional Common Share Purchase Plan (the Amended Plan).

The Amended Plan provides eligible shareholders of Pengrowth with the opportunity to reinvest their dividends in new shares at a five percent discount to the average trading  price (as calculated pursuant to the Amended Plan) on the applicable dividend payment date, where  the new shares will, at the participant's election, either be:

•	credited to the participant's account under the dividend reinvestment (DRIP) component of the Amended Plan which will operate in essentially the same manner as the existing Plan; or

•
for Canadian participants only, delivered to the designated Plan Broker and disposed of under the Premium Dividend™ component of the Amended Plan in exchange for a premium cash payment to the participant equal to 102 percent of the reinvested dividends.

Pursuant to the optional common share purchase component of the Plan, eligible shareholders who are enrolled in either the DRIP component or the Premium Dividend™ component of the Amended Plan may also elect to make optional cash payments of up to $1,000 per month (in Canadian or US dollars, as applicable) to purchase new shares of Pengrowth which will be credited to the participant’s account or otherwise delivered to such participant in accordance with such participant's instructions. The optional common share purchase component of the Amended Plan will operate in essentially the same manner as it does under the existing Plan.

Canaccord Genuity Corp. will act as the Plan Broker for the Premium Dividend™ component of the Amended Plan. Each component of the Amended Plan, which is explained in greater detail below, is subject to eligibility restrictions, applicable withholding taxes, prorating, and other limitations on the availability of new shares in certain events.

™ denotes trademark of Canaccord Genuity Corp.

To facilitate the operation of the Amended Plan, Pengrowth has changed the record date under its dividend policy from the last business day of each month to a business day between the 21st and 23rd of each month (the exact date will depend on the number of business days in a particular month). The payment date for dividends will continue to be the 15th (or next business day) of each month. A complete list of 2012 record dates and payment dates can be found at www.pengrowth.com/investors/dividends.

Eligible shareholders are not required to participate in the Amended Plan.  Those shareholders who have not elected to participate in the Amended Plan will continue to receive their monthly cash dividends in the usual manner.

In order to participate in either the dividend reinvestment component or the Premium Dividend™ component, an eligible shareholder must enroll, or be deemed to have enrolled, in the Amended Plan either directly (in the case of a registered shareholder) or through the broker, investment dealer, financial institution or other nominee who holds shares on the eligible shareholder's behalf.

An eligible shareholder who was enrolled in either the dividend reinvestment component or the optional common share purchase component of the Plan, and who has provided Olympia Trust Company with a duly completed enrollment form in respect of the Plan, will automatically be deemed to be a participant in the dividend reinvestment component or the optional common share purchase component, as the case may be, of the Amended Plan, without any further action on their part.  A shareholder who was either not properly enrolled in the dividend reinvestment component of the Plan through Olympia Trust Company, or who wishes to enroll in the Premium Dividend™ component of the Amended Plan, must enroll in the Amended Plan either (i) directly if such shareholder is a registered shareholder, or (ii) if such shareholder is a beneficial shareholder whose shares are held through a broker, investment dealer, financial institution or other nominee, indirectly through such broker, investment dealer, financial institution or other nominee.

Shareholders who are resident in Canada may participate in either the dividend reinvestment component or the Premium Dividend™ component as well as the optional common share purchase component of the Amended Plan. Shareholders who are residents of the United States may only participate in the dividend reinvestment component and the optional common share purchase component of the Amended Plan and may not participate in the Premium Dividend™ component of the Amended Plan. The amount of any dividends to be reinvested under the Amended Plan on behalf of shareholders who are not residents of Canada will be reduced by the amount of any applicable non-resident withholding tax.

No commissions, service charges or similar fees are payable in connection with the purchase of shares from treasury under any component of the Amended Plan. All administrative costs of the Amended Plan will be paid by Pengrowth. Shareholders who wish to participate in the Amended Plan indirectly through the brokers, investment dealers, financial institutions or other similar nominees through which their shares are held should consult such nominees to confirm whether commissions, service charges or similar fees are payable.

Participation in the Amended Plan does not relieve shareholders of any liability for taxes that may be payable in respect of dividends reinvested in new shares or shares sold under the Amended Plan. Shareholders should consult their tax advisors concerning the tax implications of their participation in the Amended Plan having regard to their particular circumstances.

A complete copy of the Amended Plan, together with a related series of Questions and Answers, are available on Pengrowth's website at  www.pengrowth.com or can be obtained by calling Olympia Trust Company, Pengrowth’s transfer agent, at 1-888-353-3138 or Pengrowth Investor Relations at 1-888-744-1111.

Additional Information about the Amended Plan

Pengrowth and the Plan Agent reserve the right to deny participation in the Amended Plan to, or cancel the participation of, any person or agent of any person who appears to be, or who Pengrowth or the Plan Agent has reason to believe is, subject to the laws of any jurisdiction which do not permit participation in the Amended Plan in the manner sought by such person or which will subject the Amended Plan or Pengrowth to requirements of the jurisdiction not otherwise applicable to the Amended Plan or Pengrowth, or whose participation in the Amended Plan is suspected to be part of a scheme to avoid applicable legal requirements or otherwise engaged in unlawful behavior.

Pengrowth further reserves the right to determine, from time to time, a minimum number of shares that a shareholder must hold in order to be eligible for, or continue to be enrolled in, the Amended Plan, subject to any applicable legal or regulatory requirements.

Pengrowth reserves the right to amend or terminate the Amended Plan at any time, provided that no such action shall have retroactive effect prejudicial to participants. Pengrowth will publicly announce any material amendments to or termination of the Amended Plan. Generally, no notice will be given to participants regarding any amendments to the Amended Plan intended to cure, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions. Amendments to the Amended Plan will be subject to the prior approval of the Toronto Stock Exchange.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil & natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (tight carbonates) play in north-central Alberta, the Groundbirch (Montney gas) play in north-eastern British Columbia, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central  Alberta, the Olds/Garrington (light oil/gas) play in south-central Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111